January 17, 2008

Jennifer Magro
Chief Financial Officer
Salomon Smith Barney Global Diversified Futures Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

     Re: **Salomon Smith Barney Global Diversified Futures Fund L.P.**
              Form 10-K for Fiscal Year Ended
              December 31, 2006
              Filed March 30, 2007
              Form 10-Q for Quarterly Period Ended
              June 30, 2007
              Filed August 14, 2007
              File No. 000-30455

Dear Ms. Magro:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Kevin Woody
                      Accounting Branch Chief